EXHIBIT 99.1

 Press Release                                       Source: Seabridge Gold Inc.

Seabridge Gold Reports Updated Resources for Sulphurets and Kerr Zones

Wednesday March 25, 2009, 8:00 am EDT

TORONTO, CANADA--(MARKET WIRE)--Mar 25, 2009 -- Seabridge Gold Inc. (Toronto:SEA.TO - News)(AMEX:SA - News)(NYSE Amex: SA.A) announced today that Resource Modeling Inc. ("RMI") has completed updated independent National Instrument 43-101 mineral resource estimates for the Sulphurets and Kerr zones at its 100% owned KSM project. A new NI-43-101 Technical Report covering these zones and the recently announced updated resource estimate for the Mitchell zone will be filed on SEDAR shortly.

The following table summarizes RMI's updated global mineral resource estimate as of March 22, 2009 for the Sulphurets and Kerr zones:


          Sulphurets and Kerr Zones Mineral Resources at 0.50 g/t
                      Gold Equivalent Cutoff-Grade

---------------------------------------------------------------------------
---------------------------------------------------------------------------
                              Indicated Resource Estimate
               ------------------------------------------------------------
               ------------------------------------------------------------
Zone            Tonnes       Gold      Copper        Gold           Copper
                  (000)      (g/t)         (%)     Ounces           Pounds
                                                     (000) (millions)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Sulphurets      87,300       0.72        0.27       2,021              520
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Kerr           225,300       0.23        0.41       1,666            2,036
---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------
                              Inferred Resource Estimate
               ------------------------------------------------------------
               ------------------------------------------------------------
Zone            Tonnes       Gold      Copper        Gold           Copper
                  (000)      (g/t)         (%)     Ounces           Pounds
                                                     (000) (millions)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Sulphurets     160,900       0.63        0.17       3,259              603
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Kerr            69,900       0.18        0.39         405              601
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Seabridge Gold President and CEO Rudi Fronk noted that "in addition to our success at Mitchell, the 2008 drill program expanded the Sulphurets zone resource and increased average gold and copper grades. Measured and indicated mineral resources for the KSM project now stand at 1.82 billion tonnes containing 34.5 million ounces of gold and 8.5 billion pounds of copper. In the inferred category, resources for KSM now total 746 million tonnes containing
12.1 million ounces of gold and 2.8 billion pounds of copper. We will now update the mine plans in our 2008 Preliminary Assessment to include these new resource estimates which should add mine life beyond the previous estimate of 30 years. We may also see the Sulphurets pit connect with the Mitchell pit due to the resource increases in each of these zones." The new mine plans should be completed in the second quarter of this year. Mine plan sequencing will optimize grade in the early years to facilitate pay-back of capital.

The Sulphurets resource estimate was updated by RMI using inverse distance weighting methods within gold and copper grade envelopes that were constructed incorporating the new drilling data along with an updated geologic interpretation. RMI notes that kriging results compare very favorably with the inverse distance estimate. The gold and copper grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a $650 gold price with a 70% recovery rate and a $2.00 copper price with an 85% recovery rate.

The Kerr resource was not updated because no new data has been collected. RMI's March 2008 Kerr resource model was reblocked into larger blocks and translated into the new district wide NAD83 coordinate system that is now being used along with a new aerial topographic survey. The Kerr model was reblocked so that it could be more easily integrated into the updated mine plan. The reblocking exercise resulted in a slight decrease in contained metal for indicated and inferred resources which is deemed reasonable due to the increased dilution when going from smaller selective mining units to larger ones. The Kerr model will be updated next year by incorporating new drilling data that will be completed for metallurgical testing purposes.

The database for the Sulphurets zone now incorporates 65 core holes totaling 15,207 meters. The database for the Kerr zone incorporates 144 core drill holes totaling 26,409 meters. The majority of the Sulphurets assay data was collected by Placer Dome, Seabridge Gold and Esso Minerals Ltd. RMI has been able to review the Placer Dome quality assurance-quality control
("QA/QC") data for the Sulphurets deposit and found the data to be reliable.
No Esso QA/QC data were available for review. Seabridge drilled five core holes totaling 1,623 meters into the Sulphurets deposit in 2006, plus an additional 3 core holes totaling 1,761 meters in 2008. Seabridge implemented a QA/QC program consisting of the submission of standards, blanks, and duplicates. The results from Seabridge's Sulphurets QA/QC program show the assay data to be reliable for estimating resources. The majority of the drilling data for the Kerr deposit were collected by Placer Dome during the early 1990s. Placer implemented QA/QC protocols that included the submission of standard reference materials, blanks, and duplicates, which were assayed at their research facility in Vancouver, BC. A significant number of pulps were re-assayed by an independent lab, which corroborated the Placer data. Based on these results, the assay data for the Kerr deposit are reliable for estimating resources.

Mineral resources for the Sulphurets and Kerr zones are summarized in the tables below at a variety of recoverable gold equivalent cutoff grades.

        Sulphurets Zone Resource Estimates at Different Recoverable
                      Gold Equivalent Cutoff Grades

---------------------------------------------------------------------------
---------------------------------------------------------------------------
AuEQV                         Indicated Mineral Resources
Cutoff         ------------------------------------------------------------
(g/t)          ------------------------------------------------------------
                  Tonnes          Au         Au        Cu           Cu Lbs
                    (000)       (g/t)       Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
0.30              93,500        0.69      2,074      0.25              515
---------------------------------------------------------------------------
0.40              92,200        0.70      2,074      0.25              508
---------------------------------------------------------------------------
0.50              87,300        0.72      2,021      0.27              520
---------------------------------------------------------------------------
0.60              82,100        0.74      1.953      0.28              507
---------------------------------------------------------------------------
0.70              79,000        0.75      1,905      0.29              505
---------------------------------------------------------------------------
0.80              75,700        0.76      1,849      0.30              500
---------------------------------------------------------------------------
0.90              71,500        0.77      1,769      0.31              488
---------------------------------------------------------------------------
1.00              66,900        0.78      1,679      0.32              472
---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------
AuEQV                         Inferred Mineral Resources
Cutoff         ------------------------------------------------------------
(g/t)          ------------------------------------------------------------
                  Tonnes          Au         Au        Cu           Cu Lbs
                    (000)       (g/t)       Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
0.30             190,700        0.58      3,556      0.15              631
---------------------------------------------------------------------------
0.40             180,900        0.60      3,490      0.16              638
---------------------------------------------------------------------------
0.50             160,900        0.63      3,259      0.17              603
---------------------------------------------------------------------------
0.60             136,300        0.67      2,937      0.20              601
---------------------------------------------------------------------------
0.70             113,800        0.69      2,524      0.23              577
---------------------------------------------------------------------------
0.80              91,200        0.72      2,112      0.26              523
---------------------------------------------------------------------------
0.90              77,000        0.75      1,857      0.29              492
---------------------------------------------------------------------------
1.00              65,400        0.79      1,660      0.32              461
---------------------------------------------------------------------------
---------------------------------------------------------------------------

      Reblocked Kerr Zone Resource Estimates at Different Recoverable
                      Gold Equivalent Cutoff Grades

---------------------------------------------------------------------------
---------------------------------------------------------------------------
AuEQV                        Indicated Mineral Resources
Cutoff         ------------------------------------------------------------
(g/t)          ------------------------------------------------------------
                  Tonnes           Au        Au        Cu           Cu Lbs
                    (000)        (g/t)      Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
0.30             287,900         0.21     1,944      0.34            2,158
---------------------------------------------------------------------------
0.40             252,500         0.22     1,786      0.38            2,114
---------------------------------------------------------------------------
0.50             225,300         0.23     1,666      0.41            2,036
---------------------------------------------------------------------------
0.60             198,600         0.24     1,533      0.44            1,926
---------------------------------------------------------------------------
0.70             172,700         0.25     1,388      0.48            1,827
---------------------------------------------------------------------------
0.80             150,400         0.26     1,257      0.52            1,724
---------------------------------------------------------------------------
0.90             129,900         0.27     1,127      0.56            1,603
---------------------------------------------------------------------------
1.00             114,900         0.28     1,034      0.60            1,519
---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------
AuEQV                         Inferred Mineral Resources
Cutoff         ------------------------------------------------------------
(g/t)          ------------------------------------------------------------
                  Tonnes           Au        Au        Cu           Cu Lbs
                    (000)        (g/t)      Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
0.30              98,600         0.16       507      0.31              673
---------------------------------------------------------------------------
0.40              81,700         0.17       447      0.35              631
---------------------------------------------------------------------------
0.50              69,900         0.18       405      0.39              601
---------------------------------------------------------------------------
0.60              59,500         0.19       364      0.43              564
---------------------------------------------------------------------------
0.70              51,600         0.20       332      0.46              523
---------------------------------------------------------------------------
0.80              44,900         0.20       289      0.50              495
---------------------------------------------------------------------------
0.90              39,100         0.21       264      0.53              457
---------------------------------------------------------------------------
1.00              33,800         0.22       239      0.57              425
---------------------------------------------------------------------------
---------------------------------------------------------------------------

RMI is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43- 101. Mr. Lechner reviewed this news release.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news release dated March 11, 2009 for details on the Mitchell zone).


      KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

---------------------------------------------------------------------------
---------------------------------------------------------------------------
                              Measured Mineral Resources
Zone           ------------------------------------------------------------
               ------------------------------------------------------------
                  Tonnes           Au        Au        Cu           Cu Lbs
                    (000)        (g/t)      Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
Mitchell         579,300         0.66    12,292      0.18            2,298
---------------------------------------------------------------------------
Sulphurets                No measured resources
---------------------------------------------------------------------------
Kerr                      No measured resources
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Total            579,300         0.66    12,292      0.18            2,298
---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------
                              Indicated Mineral Resources
Zone           ------------------------------------------------------------
               ------------------------------------------------------------
                  Tonnes           Au        Au        Cu           Cu Lbs
                    (000)        (g/t)      Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
Mitchell         930,600         0.62    18,550      0.18            3,692
---------------------------------------------------------------------------
Sulphurets        87,300         0.72     2,021      0.27              520
---------------------------------------------------------------------------
Kerr             225,300         0.23     1,666      0.41            2,036
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Total          1,243,200         0.56    22,237      0.23            6,248
---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------
                      Measured plus Indicated Mineral Resources
Zone           ------------------------------------------------------------
               ------------------------------------------------------------
                  Tonnes           Au        Au        Cu           Cu Lbs
                    (000)        (g/t)      Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
Mitchell       1,509,900         0.64    30,842      0.18            5,990
---------------------------------------------------------------------------
Sulphurets        87,300         0.72     2,021      0.27              520
---------------------------------------------------------------------------
Kerr             225,300         0.23     1,666      0.41            2,036
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Total          1,822,500         0.59    34,529      0.21            8,546
---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------
                               Inferred Mineral Resources
Zone           ------------------------------------------------------------
               ------------------------------------------------------------
                  Tonnes           Au        Au        Cu           Cu Lbs
                    (000)        (g/t)      Ozs        (%)       (millions)
                                           (000)
---------------------------------------------------------------------------
Mitchell         514,900         0.51     8,442      0.14            1,589
---------------------------------------------------------------------------
Sulphurets       160,900         0.63     3,259      0.17              603
---------------------------------------------------------------------------
Kerr              69,900         0.18       405      0.39              601
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Total            745,700         0.50    12,106      0.17            2,793
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada (one of the world's largest undeveloped gold/copper projects), and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Contact:
     Contacts:
     Seabridge Gold Inc.
     Rudi P. Fronk
     President and C.E.O.
     info@seabridgegold.net
     http://www.seabridgegold.net